Exhibit (a)(21)

CONTACTS:
                  Abernathy MacGregor Frank
                  Patricia Sturms/Kate Huneke
                  (212) 371-5999

                       WHX CORPORATION INCREASES OFFER TO
               $11.50 PER SHARE FOR GLOBAL INDUSTRIAL TECHNOLOGIES

                  New York-May 20, 1999--WHX Corporation (NYSE: WHX) announced today that it has increased its cash tender offer for any and all outstanding shares (other than the 2,173,800 shares currently owned by WHX) of Global Industrial Technologies, Inc. to $11.50 per share.

                  In connection with this enhanced proposal, the tender offer has been extended through 12:00 midnight, New York City time, on Friday, June 4, 1999. The depositary for the tender offer, Harris Trust and Savings Bank, has advised WHX that 4,174,938 shares of Global had been tendered and not withdrawn as of the close of business on May 20, 1999. The number of shares of Global tendered and not withdrawn, in addition to the number of shares of Global currently owned by WHX, represent about 28.5% of the approximately 22.3 million shares of Global that are currently outstanding.

                  The tender offer remains subject to, among other things, the Rights Condition, the Supermajority Condition, the Business Combination Condition and the Defensive Action Condition, all as described in the Offer to Purchase previously mailed to Global stockholders.

                  WHX is a holding company that has been structured to invest in and/or acquire a diverse group of businesses on a decentralized basis. WHX's primary businesses currently are Handy & Harman, a diversified manufacturing company whose strategic business segments encompass, among others, specialty wire and tubing, and precious metals plating, stamping and fabrication, and Wheeling-Pittsburgh Steel Corporation, a vertically integrated manufacturer of value-added and flat rolled steel products. WHX's other businesses include Unimast Incorporated, a leading manufacturer of steel framing and other products for commercial and residential construction and WHX Entertainment Corp., a co-owner of a racetrack and video lottery facility located in Wheeling, West Virginia.